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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vulcan Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5100 Hornitos Road

(No. and Street)

Catheys Valley	**CA**	**95306**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna S. Fredrickson **415-433-9445**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

3/12

3/10/15

OATH OR AFFIRMATION

I, **Donna S. Fredrickson**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Vulcan Securities, LLC** as of **December 31, 2014**, and are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Donna S. Fredrickson
Signature

Principal
Title

Subscribed and sworn to before me
this 27th day of February 2015

S. Sapprasert
Notary Public

S. SAPPRASERT
COMM. # 2053120
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm Expires Dec. 23, 2017

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of changes in financial condition.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Computation of net capital.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- ☐ (n) A report describing any material weaknesses found to exist or found to have existed since the date of the previous audit.

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Note: Various exchanges may require an additional letter of attestation.

TO THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN OR WITHOUT of the State of California)

I, **Donna S. Fredrickson**, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 27th day of February, 2015, at San Francisco, California.

Donna S. Fredrickson
(Signature of person signing)

Principal
(Title of person signing report)

Vulcan Securities, LLC
(Name of Licensee)

125333
(File Number)

INSTRUCTIONS:

1. If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Vulcan Securities, LLC

We have audited the accompanying statement of net assets in liquidation of Vulcan Securities, LLC (the "Company") as of December 31, 2014, and the related statements of changes in net assets in liquidation, changes in members' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1 to the financial statements, two principal members of the Company approved a plan of liquidation in the fourth quarter of 2013, and the Company subsequently withdrew its broker-dealer membership with the SEC and FINRA. As a result, the Company has changed its basis of accounting for periods subsequent to December 31, 2013 from the going-concern to a liquidation basis.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets in liquidation of the Company as of December 31, 2014, the changes in its net assets in liquidation for the year ended December 31, 2014, and the results of its operations and cash flows for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America applied on the basis described in the preceding paragraph.

The information contained in Schedules I, II, III, and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, CA
February 27, 2015

VULCAN SECURITIES, LLC
Statement of Net Assets in Liquidation
December 31, 2014

Assets		
Cash	$	34,180
Investment in mutual funds, at fair value		29,481
Commissions receivable		1,540
Total assets	$	65,201
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	12,977
Net assets in liquidation	$	52,224

See Accompanying Notes to Financial Statements

VULCAN SECURITIES, LLC
Statement of Changes in Net Assets in Liquidation
Year Ended December 31, 2014

Revenues	
Commissions	$ 489,662
Unrealized loss on investment in mutual fund	(296)
Interest income	1,656
Total revenues	491,022
Expenses	
General and administrative	32,925
Insurance	10,341
Professional fees	22,036
Clearing fees	28,345
Total expenses	93,647
Net income	397,375
Distributions to members	(451,693)
Decrease in net assets in liquidation	(54,318)
Net assets in liquidation at beginning of year	106,542
Net assets in liquidation at end of year	$ 52,224

See Accompanying Notes to Financial Statements

VULCAN SECURITIES, LLC
Statement of Changes in Members' Equity
(In Liquidation)
Year Ended December 31, 2014

Members' equity (equivalent to net assets in liquidation), beginning of year	$	106,542
Net income		397,375
Distributions to members		(451,693)
Members' equity (equivalent to net assets in liquidation), end of year	$	52,224

See Accompanying Notes to Financial Statements

VULCAN SECURITIES, LLC
Statement of Cash Flows
(In Liquidation)
Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 397,375
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on investment in mutual fund	297
Decrease in commissions receivable	67,918
Decrease in accounts payable and accrued expenses	(2,044)
Net cash provided by operating activities	463,546
Cash flows from financing activities:	
Distributions to members	(451,693)
Net increase in cash	11,853
Cash, beginning of year	22,327
Cash, end of year	$ 34,180

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Business

Vulcan Securities, LLC (the "Company") is a California limited liability company formed in 2002. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

As a limited liability company, each member's liability is limited to amounts reflected in the member's capital account.

The Company is an introducing broker-dealer and operates under a clearing broker agreement with Wedbush Morgan ("Wedbush"). Wedbush serves as the custodian for the Company's customer accounts.

In October 2013, two principal members (including managing member) of the Company Signed Independent Contractor agreements with Wedbush and plan to transition their clients and business to Wedbush in 2014. This represents substantially all the clients and business of the Company. As a result the Company withdrew its broker-dealer membership with the SEC and FINRA and ceased its broker-dealer operations effective January 12, 2015. Management expects to dissolve the Company in first quarter of 2015. The Company's financial statements have been prepared using liquidation basis of accounting from January 1, 2014 onwards. The adjustments to convert from the going concern basis to the liquidation basis of accounting were inconsequential to the Company's financial statements.

Cash

The Company maintains its cash in bank deposit accounts with commercial banks which at times may exceed federally insured limits. Cash also consists of cash held by a clearing broker in a deposit account that is not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Investment in Mutual Fund

At December 31, 2014, the Company owned 4,938.272 units of Vanguard High Yield Corporate Fund Investor Shares.

1. Business and Summary of Significant Accounting Policies (continued)

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 — inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 — inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 — are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The mutual fund investment is valued using the net asset value, the last reported sales price on the day of valuation, of shares held by the Company and is categorized as a Level 1 investment.

Revenue Recognition

Commission revenue and related clearing expenses are recorded on a trade date basis as reported by the clearing broker.

1. Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2010.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $46,868, which was $41,868 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.2769 to 1.

3. Related Party Transactions

The Company operates from the home office of one of its principals, for which the Company does not pay any rent.

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: VULCAN SECURITIES, LLC as of December 31, 2014

1. Total ownership equity from Statement of Financial Condition			$ 52,224	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			52,224	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 52,224	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	934	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(934)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 51,290	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	4,422	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(4,422)	3740
10. Net Capital			$ 46,868	3750

OMIT PENNIES

6A:

Non-allow able assets:
Commissions receivable - 12b-1 Fees $ 934

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: VULCAN SECURITIES,LLC as of December 31, 2014

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$	865	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	41,868	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	40,868	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	12,977	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820			3830
19. Total Aggregate indebtedness				$	1 2,977	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)				%	27.69	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)					0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

VULCAN SECURITIES, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2014

The Company claims an exemption under Rule 15c3-3(k)(2)(ii), and therefore is not subject to the reserve requirements of Rule 15c3-3.

VULCAN SECURITIES, LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2014

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

VULCAN SECURITIES, LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2014

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 56,868	$ 2,977	5.23%
Difference:			
Accrual of 2014 audit fees	(10,000)	10,000	
Computation per Schedule I	$ 46,868	$ 12,977	27.69%

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Vulcan Securities, LLC

We have reviewed management's statements, included in the accompanying Vulcan Securities, LLC Exemption Report, in which (1) Vulcan Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

San Francisco, CA
February 27, 2015

Vulcan Securities' Exemption Report

Vulcan Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a.-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

Vulcan Securities, LLC
[Name of Company]

I, Donna S. Fredrickson, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

By: Donna S. Fredrickson

Title: Managing Partner

February 26, 2015